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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)*
                                (FINAL AMENDMENT)


                      Advanced Communication Systems, Inc.
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                  00750X-10-9
                                  -----------
                                 (CUSIP Number)

                           Nicholas J. Costanza, Esq.
                                General Counsel
                             The Titan Corporation
                             3033 Science Park Road
                        San Diego, California 92121-1199
                                 (858) 552-9500
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 25, 2000
                                ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 00750X-10-9                                      Page 2 of 2 Pages

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Titan Corporation
     I.R.S. Identification No. 95-2588754
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
   NUMBER OF                  (7) SOLE VOTING POWER
     SHARES                          0
  BENEFICIALLY               --------------------------------------------------
    OWNED BY                  (8) SHARED VOTING POWER
     EACH                            0
   REPORTING                 --------------------------------------------------
    PERSON                    (9) SOLE DISPOSITIVE POWER
     WITH                            0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

       HC, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


     This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 20, 1999 (the "Schedule 13D") by The Titan Corporation, a Delaware corporation ("Titan"). This Amendment No. 1 is filed with respect to the shares of common stock, par value $.01 per share (the "ACS Common Stock"), of Advanced Communication Systems, Inc. ("ACS"), a Delaware corporation.

     Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

     Item 5.  Interest in Securities of the Issuer.

              The merger (the "Merger") of A T Acquisition Corp., a wholly-owned subsidiary of Titan ("Titan Sub"), with and into ACS was consummated on February 25, 2000. At a special meeting held on February 23, 2000, ACS stockholders adopted the Agreement and Plan of Merger, dated as of December 9, 1999 and amended as of January 20, 2000 (the "Merger Agreement"), among ACS, Titan and Titan Sub, and approved the Merger and the other transactions contemplated by the Merger Agreement.
     At the special meeting, pursuant to irrevocable proxies dated as of December 9, 1999 (collectively, the "Proxy") granted to Titan by certain ACS stockholders (the "ACS Stockholders"), Titan voted 2,117,799 shares of ACS Common Stock in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement.

              The Proxy terminated in accordance with its terms upon termination of the Company Stockholders Agreement, dated as of December 9, 1999, among Titan, Titan Sub and the ACS Stockholders. The Company Stockholders Agreement terminated in accordance with its terms at the effective time of the Merger.


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                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 25, 2000

                                           THE TITAN CORPORATION



                                           /s/ Nicholas J. Costanza, Esq.
                                           ------------------------------
                                           Nicholas Costanza, Esq.
                                           Secretary and General Counsel